EXHIBIT 99.1

Midroog Ltd. - Issuer Comment for Internet Gold-Golden Lines Ltd.

Internet Gold-Golden Lines Ltd. announced that today Midroog Ltd. has published an "Issuer Comment" regarding the Company.

Below are the main points from Midroogs' report:

In light of Internet Gold-Golden Lines Ltd. announcement (the “Company" or "IGLD") regarding the ISA’s investigation in connection with the controlling shareholder and managers of the subsidiary, Bezeq The Israel Telecommunication Corp. Ltd. ("Bezeq" or the “Subsidiary"), Midroog estimates that should the results of the investigation be accompanied by a change in the potential to receive dividends from B Communications Ltd. and consequently erosion in the Company's projected debt service ratios and its financial flexibility, negative pressure could be exerted on IGLD’s rating (A3.il stable).

On June 20, 2017, the Company, Bezeq and B Communications Ltd., announced that an investigation had been opened by the Israel Securities Authority. According to the report, the investigation concerns suspected violations of the Securities Law and the Penal Law with respect to transactions related to Bezeq's controlling shareholder, by officers and other functionaries of Bezeq and its subsidiary, D.B.S. Satellite Services (1998) Ltd.

In our estimation, the extended length of the investigation and the development of the suspicions against the group's controlling shareholder, if any, may increase IGLD’s credit risk, with the concern of further damage to its financial flexibility, both in terms of damage to the value of its holdings and in terms of its access to debt refinancing.

In addition, depending on the nature of the report and the severity of the suspicions and if and when indictments are filed, it is very difficult to assess the possible implications for the Bezeq control permit, and also whether and how the results of the investigation will affect Bezeq's dividend policy and further distribution volumes for IGLD. Accordingly, the increase in the risk level in connection with the Company's financial flexibility, and primarily the future implications the events may have on the potential for receipt of the dividends in relation to Midroog’s base scenario may adversely affect the Company's debt servicing ability and, consequently, the debt service ratios, and lead to negative pressure on the rating. We reiterate that, in Midroog’s base scenario, it was presumed that Bezeq would continue to distribute dividends at a rate of 100% of the net profit in accordance with its policy in the short and medium term. As stated, a long-term deviation from this policy, whose probability of materializing we cannot evaluate at the present time, together with the uncertainty surrounding the investigation, which is also expressed in pressure on Bezeq's and Bcom's share price and the LTV rate, may weigh on the Company's rating. Midroog will continue to monitor the development of the investigation and its impact on the Company's financial parameters and its financial flexibility.

The above information constitutes a translation of the Report published by Midroog (Material points from the report). The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.